Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

Clever Leaves Announces Approval of Merger Transaction by its Shareholders

and Provides Background on Holdco Board of Directors

Experienced Executives Will Add Strength to the Combined Company’s Strategy in Accelerating Growth

New York, December 14, 2020 – Clever Leaves International Inc. (“Clever Leaves”), a leading multi-national operator and licensed producer of pharmaceutical-grade cannabinoids, held a special meeting of its shareholders last Friday, December 11th, where it successfully received the majority of its shareholders’ approval for the consummation of its business combination with Schultze Special Purpose Acquisition Corp. (Nasdaq: SAMA, SAMAW, and SAMAU) (“SAMA”), pursuant to which a newly formed holding company, Clever Leaves Holdings Inc. (“Clever Leaves Holdings” or “Holdco”), will acquire SAMA and Clever Leaves and will be a Nasdaq-listed public company trading under the ticker CLVR.

Upon completion of the business combination, the Board of Directors of Holdco will be comprised of: Etienne Deffarges, Co-Founder and Operating Partner at Chicago Pacific; Elisabeth DeMarse, a seasoned CEO, Independent Director, and Investor; Gary Julien, Managing Director at Schultze Asset Management, LP; Kyle Detwiler, CEO of Clever Leaves; and Andres Fajardo, President of Clever Leaves.

Each of Holdco’s new board members have a long history of delivering value to public shareholders. In addition to bringing decades of operational and financial experience to Holdco, the appointment of these directors is expected to broaden investor support for the combined company.

Etienne Deffarges: With extensive international experience and fluency in five languages, Mr. Deffarges brings decades of experience working in the health care, energy, aerospace and food industries. Mr. Deffarges has enjoyed a rewarding professional career as a management consultant, business executive, and serial entrepreneur with several IPOs and exits under his belt. Mr. Deffarges co-founded and serves as an Operating Partner at Chicago Pacific Founders, a private equity firm focusing on health care delivery providers. Previously, he was part of the founding team, EVP then Vice Chairman, at R1 RCM, a healthcare IT start-up which held its IPO in 2010 and a global managing partner at Accenture, actively involved in Accenture’s 2001 IPO on the New York Stock Exchange. Mr. Deffarges also served as a senior partner with Booz Allen Hamilton and as a general field engineer with Schlumberger. A MBA graduate and Baker Scholar of Harvard Business School, Mr. Deffarges has a MS from UC Berkeley and a BS / MS in aeronautical engineering from ISAE in France. He is also a member of the Executive Council of the Harvard School of Public Health.

Elisabeth DeMarse: An Independent Investor and Independent Board Director, Ms. DeMarse brings strong executive leadership in high growth industries. From 2012-2016, Ms. DeMarse served as President and Chief Executive Officer and Chairman of the Board of TheStreet, Inc. (Nasdaq: TST).Prior to TheStreet.com, Elisabeth was founder and CEO of CreditCards.com, which she created by acquiring the assets of ClickSuccess in Austin, Texas, Freedom Marketing in Colchester, UK, and the acquisition and build out of numerous credit-related url’s. Previously, Ms. DeMarse was CEO of Bankrate, engineering the turnaround of the company, driving exponential growth and creating $450 million in shareholder value. Ms. DeMarse spent a decade as Chief Marketing Officer for Bloomberg LP working directly for the founder, Michael Bloomberg, where she was instrumental in the formation of several media properties. A member of The Committee of 200, Ms. DeMarse holds an MBA from Harvard Business School and an A.B. in History from Wellesley College where she was a Wellesley Scholar.

Gary Julien: Mr. Julien is a Managing Director at Schultze Asset Management helping lead the merger with Clever Leaves through its affiliate Schultze Special Purpose Acquisition Corp. where he is a Director & Executive Vice President. Mr. Julien brings a significant wealth of experience as an accomplished corporate development, M&A and investment professional in both the public and private markets. His rich corporate development and M&A experience includes Armor Holdings, Kanders & Company, Global Crossing, and companies affiliated with GAMCO Investors, Inc. He was also previously at Bronson Point, where he originated, oversaw and analyzed public market investments helping to the firm grow to nearly $2.0 billion in assets under management. Mr. Julien holds an MBA with honors from Columbia Business School.

Kyle Detwiler: Mr. Detwiler has served as the Chief Executive Officer of Clever Leaves since August 2017. Prior to co-founding an investment firm, Silver Swan Capital, Mr. Detwiler served as a Principal at The Blackstone Group Inc., a leading alternative investment manager with $564 billion in assets under management. As an early member of the Tactical Opportunities Fund, Mr. Detwiler was involved in the management and served as a board member of seven investments or portfolio companies. Mr. Detwiler also was a member of the private equity practice at KKR & Co. Inc., focusing on investments in the oil and gas, energy, natural resource and health care sectors, and began his career as an investment banker at Morgan Stanley. Mr. Detwiler earned his MBA with distinction from Harvard Business School and his Bachelor of Arts, cum laude, in economics from Princeton University.

Andres Fajardo: Mr. Fajardo has served as President of Clever Leaves since 2019. Additionally, Mr. Fajardo has served as Chief Executive Officer of Clever Leaves Colombia in 2019 and Chairman in 2018, after helping establish the Clever Leaves business in 2016. Mr. Fajardo has more than 20 years of operational and management experience, including founding Mojo Ventures, a venture capital incubator in Colombia, serving as CEO of IQ Outsourcing, a leading Colombian outsourcing firm, and previously as a principal member at Booz & Company. Mr. Fajardo obtained a MBA from Harvard Business School and graduated from Los Andes University in Colombia with honors in Bachelor of Science in Industrial Engineering and Bachelor of Science in Economics.

“I could not be more excited to join this group of highly educated, experienced, and accomplished individuals on Clever Leaves Holdings’ Board of Directors, and our entire company is thrilled to accept each of our new board members into the Clever Leaves family. Each of Clever Leaves Holdings’ new Board members has an established track record of successfully working with fast-growing companies, and I look forward to working with each of these esteemed business leaders to execute on our growth plan,” said Kyle Detwiler, CEO of Clever Leaves.

About Clever Leaves International Inc.

Clever Leaves is a multi-national cannabis company with a mission to operate in compliance with federal and state laws and with an emphasis on ecologically sustainable, large-scale cultivation and pharmaceutical-grade processing as the cornerstones of its global cannabinoid business. With operations and investments in Canada, Colombia, Germany, Portugal, and the United States, Clever Leaves has created an effective distribution network and global footprint, with a foundation built upon capital efficiency and rapid growth. Clever Leaves aims to be one of the industry’s leading global cannabinoid companies recognized for its principles, people, and performance while fostering a healthier global community.

About Schultze Special Purpose Acquisition Corp.

Schultze Special Purpose Acquisition Corp. (Nasdaq: SAMA, SAMAW, and SAMAU) is a blank check company formed for the purpose of entering into a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. SAMA’s sponsor is an affiliate of Schultze Asset Management, LP, an alternative investment management firm founded in 1998 that focuses on distressed, special situation and event-driven securities and has invested over $3.2 billion since inception with a notable track-record through its active investment strategy.  SAMA itself is backed by an experienced team of operators and investors with a successful track-record of creating material value in public and private companies.

Additional Information and Where to Find It

In connection with the Business Combination, Holdco has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Registration Statement, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Business Combination. SAMA has mailed a definitive proxy statement and other relevant documents to its stockholders as of the record date for its stockholder meeting. SAMA’ stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the definitive proxy statement/prospectus contained in the Registration Statement. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is also set forth in the definitive proxy statement/prospectus contained in the Registration Statement.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet Nasdaq's listing standards in connection with or following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Holdco’s and SAMA’s most recent filings with the SEC and is contained in the Registration Statement, including the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For all business inquiries, please visit Clever Leaves’ direct to business sales platform, www.cleverleaves360.com, to set up an appointment with a Clever Leaves’ business consultant.

Press contacts:
McKenna Miller
KCSA Strategic Communications
+1347-487-6197
mmiller@kcsa.com

Diana Sigüenza
Strategic Communications Director

+573102368830
Diana.siguenza@cleverleaves.com

Investor inquiries:
Raphael Gross
ICR

+1203-682-8253
raphael.gross@icrinc.com

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